On September 3, 2014, Cutrale-Safra issued a press release. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1

FOR IMMEDIATE RELEASE

Chiquita-Fyffes Communications Highlight Fear that Chiquita Shareholders Will Support Cutrale-Safra

NEW YORK, September 3, 2014—Cutrale-Safra today stated that they believe yesterday’s communications by Chiquita Brands International, Inc. (NYSE: CQB; “Chiquita”) and Fyffes plc (“Fyffes”) are further evidence of both Chiquita’s fear that its own shareholders prefer the Cutrale-Safra compelling $13 per share cash certain proposal to Chiquita’s proposed business combination with Fyffes, and Chiquita’s own recognition of the risks inherent in this combination.

Chiquita and Fyffes now want Chiquita shareholders to ignore facts, and instead put their faith in the speculative future performance of Chiquita-Fyffes.

In Cutrale-Safra’s view, Chiquita and Fyffes attempt to mislead Chiquita shareholders in several ways:

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Chiquita misleads shareholders that its approximately 40% growth rate in EBITDA from 2012 to 2014 is an indicator of future performance. Chiquita has cherry-picked this time period.  Using any other start date earlier than 2012 in the prior 10 years, Chiquita’s compound annual growth rate in EBITDA through 2014 would have ranged from -9% to 1%.

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Chiquita incorrectly and deceptively asserts that Cutrale-Safra overstates its transaction multiple. Cutrale-Safra’s 11.8x transaction multiple has been calculated based upon Chiquita’s actual numbers -- the standard way to ascribe a transaction multiple, the same way used by Chiquita’s own financial advisor in the Chiquita proxy and the same way used by Chiquita to calculate all the comparable transactions multiples in its presentation. Chiquita, however, instead engages in highly creative deal math and has used a different metric for the purpose of conjuring up its calculation of the Cutrale-Safra multiple valuation. Chiquita’s 8.6x multiple was not calculated on the same basis as all the other numbers in its own presentation and therefore is not comparable.  The 11.8x multiple disclosed by Cutrale-Safra was calculated on the same basis as, and is therefore comparable to, and is higher than all the comparable transaction multiples identified by Chiquita.

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Chiquita asserts that Cutrale-Safra grossly overstates the “premium” offered to Chiquita shareholders. Chiquita’s own investor presentation supports the fact of the Cutrale-Safra 29.2% premium to the $10.06 Chiquita closing stock price on the day prior to the Cutrale-Safra proposal announcement. However, Chiquita attempts to misdirect shareholder attention to its 52-week standalone high, which occurred almost a year ago, on September 11, 2013 well before the announcement of the proposed combination with Fyffes. The Chiquita share price has sagged consistently since the filing of the Fyffes proxy on April 29, 2014 while, in sharp contrast, other comparable companies and the investment market have increased in value. The investment marketplace has recognized just how bad the proposed Fyffes transaction is for Chiquita shareholders.

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Fyffes asserts that there can be no certainty that a sufficient number of Fyffes shareholders will vote in favor of the Chiquita-Fyffes combination if Chiquita adjourned its meeting to negotiate with Cutrale-Safra. This is a scare tactic that is wholly unrealistic. It would be simply illogical for Fyffes shareholders to vote down the transaction and the opportunity to receive a large premium if the combination between Fyffes and Chiquita does occur and cause Fyffes to lose its right to a breakup fee if Chiquita were to terminate to pursue a transaction with Cutrale-Safra.

FOR IMMEDIATE RELEASE

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As to Fyffes’ claim that 74% of European banana volume is sold through contracted sales, we understand that the standard contract requires Fyffes to sell at market price, leaving Fyffes exposed to much of the same risk as if they did not contract for a set volume.

Simply put, Cutrale-Safra will not pay for speculative future performance.

The choice for Chiquita shareholders is simple.  By voting with Cutrale-Safra on the GOLD proxy card, Chiquita shareholders are asking the Chiquita board to pursue a riskless option to explore a $13 per share, all-cash transaction.  By voting with the Chiquita board on its proxy card for the Chiquita Fyffes combination, Chiquita shareholders are supporting a transaction that the investment marketplace, after months of publicly available information, has valued at materially less than Chiquita’s premerger price of $10.84.

Media Contact:

Stef Goodsell / Madisen Obiedo

Kekst and Company

(212) 521-4878/4866

Stef-Goodsell@kekst.com/Madisen-Obiedo@kekst.com

Investor Contact:

Scott Winter / Arthur Crozier

Innisfree M&A Incorporated

(212) 750-5833

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD ("Burlingtown"), and an affiliate of the Safra Group, Erichton Investments Ltd. ("Erichton" and, together with Burlingtown and Cavendish, "Cutrale-Safra"), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission ("SEC"), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the "Cutrale-Safra Proxy").

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

FOR IMMEDIATE RELEASE

About Cutrale Group

The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices.  The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.